Sample & Assay Technologies
QIAGEN – Digene:   Creating a Leader in MDx, June 4, 2007 - 1 -
QIAGEN & Digene Announce
Merger
The New Market and Technology Leader in
Molecular Diagnostics
Employee Meeting  Digene
Gaithersburg, June 4th 2007
June 4, 2007, 1:00am EST
Filed by: QIAGEN N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Company: Digene Corporation
Exchange Act File No. 000-28194

Sample & Assay Technologies
- 2 - QIAGEN/Digene  – Creating a Leader in MDx
Creating a Global Leader in Molecular Diagnostics
.
QIAGEN and Digene announced yesterday
to combine the two companies
to create the market and technology leading company in
molecular diagnostics
.
The Boards of Directors of both companies
approved the transaction in which
QIAGEN is to acquire 100% of Digene’s stock
.
This strategic transaction combines
QIAGEN’s leading portfolio of sample & assay technologies
with Digene’s leadership in HPV and cancer-targeted
molecular diagnostic testing
This creates a global leader with
over $350 million of molecular diagnostics revenue and
$700 million overall.

Sample & Assay Technologies
- 3 - QIAGEN/Digene  – Creating a Leader in MDx
Combined Revenue Distribution – Highly Complementary
Based on Q1 2007
By Product Groups
By Geographic Regions
By Customer Groups
Europe
46%
North
America
39%
Asia
13%
North
America
85%
EU
12%
North
America
52%
EU
36%
Asia
9%
Consumables
89%
Consumables
92%
Consumables
90%
Instruments
10%
Instruments
8%
Instruments
10%
MDx
100%
MDx
48%
MDx
27%
Pharma
24%
Pharma
17%
AT
11%
AT
8%
Biomedical
18%
Research
20%
All figures are estimates
+
RoW
Research
27%

US$ millions
US$ millions

US$ millions
US$ millions

Sample & Assay Technologies
- 4 - QIAGEN/Digene  – Creating a Leader in MDx
0
50
100
150
200
250
2003 2004 2005 2006 2007E
0
5
10
15
20
25
30
35
40
45
Revenues
Operating income
QIAGEN and Digene at a Glance
Revenues excluding the synthetic DNA business unit, sold in Q2 2004
Market- and technology leader in
Sample & Assay Technologies
Founded: 1984
Headquarters: Hilden, Germany
Germantown, MD
Employees: 1,900
International subs:       29
Rev 2006 (US$ m)       466
Listing: NASDAQ:  QGEN
Frankfurt: QIA
Absolute market leadership in HPV  MDx
testing, only FDA approved test
Founded: 1987
Headquarters: Gaithersburg, MD
Employees: 570
International subs:       7
Rev 2006 (US$ m)       153
Listing: NASDAQ:  DIGE
Digene figures converted to calendar year (CY)
0
50
100
150
200
250
300
350
400
450
500
550
2003 2004 2005 2006 2007E
0
20
40
60
80
100
120
140
160
Revenues
Operating income
Revenues CAGR
2003-2006
15%
Revenues CAGR
2003-2006
32%

Sample & Assay Technologies
- 5 - QIAGEN/Digene  – Creating a Leader in MDx
Creating a Global Leader in Molecular Diagnostics
Highly Synergistic Capabilities and Assets
Sales (Q1*4) 512 210
Sales in MDx (approx) 154 210
Sales strength Global North America
Sales force size in MDx 150 120
Sales force target in MDx Clinical Laboratories
Clinical Laboratories,
Physicians
Assay portolio
Broad: 120 tests: virology,
microbiology, genetic,
pharmacogenetic
HPV
Technology portfolio
Strong - sample and assay
technologies
HC2
Operations US, D, CH, CN US
Employees 1990 570

Sample & Assay Technologies - 6 - QIAGEN/Digene – Creating a Leader in MDx Creating a Global Leader in Molecular Diagnostics Who is QIAGEN? What is our strategy? What do we do in Diagnostics?

Sample & Assay Technologies - 7 - QIAGEN/Digene – Creating a Leader in MDx 2.000 QIAGEN Employees in 23 Countries

Sample & Assay Technologies
- 8 - QIAGEN/Digene  – Creating a Leader in MDx
Global Set-up With Three Headquarters In Major Markets
Maryland
Shanghai/Shenzen
Düsseldorf
Switzerland =   Automation Center of Excellence
Hamburg =   Assay Center of Excellence
Valencia
(1)
=   Customer satisfaction center
Singapore =   Customer satisfaction center
Shenzen =   Certified Production
(2)
23 Subs =   Direct sales and marketing
(1) California (2) Certified by the chinese regulatory authorities SDA for production of diagnostic products

Sample & Assay Technologies
- 9 - QIAGEN/Digene  – Creating a Leader in MDx
USA: Country with Biggest Sales Organization
Number of Employees in Sales: 770
Direct Sales
Australia
Canada
France
Germany
Italy
Japan
Switzerland
UK
USA
Netherlands
Belgium
China
Norway
Austria
Sweden
Malaysia
Denmark
Finland
Singapore
Korea
Turkey
Luxemborg
Hong Kong
Focus 2006: Asia and especially China
Focus 2007: South America, South Africa and Eastern Europe

Sample & Assay Technologies
- 10 - QIAGEN/Digene  – Creating a Leader in MDx
What is important to us?
3i‘s:    Identity - Inspire - Impact
Identity
Culture
nspire
Leadership
I
D
E
N
T
I
T
Y
D
E
N
Y
I
mpact
Management
T
I
T
1. Create and take ownership
2. Courage
3. Lead, motivate and empower
4. Be a role model
5. Communicate
1. Act with Passion
2. Value Integrity
3. Improve Continuously
4. Create Value
5. Strive for Excellence
1. Transparency
2. Delegate
3. Set up the right priorities
4. Decide, execute and monitor!
5. Act as entrepreneurs

Sample & Assay Technologies
- 11 - QIAGEN/Digene  – Creating a Leader in MDx
What Is Important To Us?
Our Culture
1. Act with Passion:
We act with passion engagement and enthusiasm
2. Value Integrity:
We are committed to integrity and respect for our customers, colleagues, partners and shareholders
3. Improve Continuously:
We continually improve in order to drive breakthroughs in health care and sciences
4. Create Value
We use our global reach, our creativity, innovation and scientific excellence to exceed our and our customer’s expectations and  thereby create value
5. Strive for Excellence:
We seek to attract exceptional people whose individual strength and skills are the basis for excellent teams. We provide them with opportunities for personal and professional growth
IDENTITY – Our DNA
Our leadership reflects our commitment to our identity
Identity
Culture

QIAGEN

TheScientist
BEST PLACES TO WORK 2007
INDUSTRY

National Work~Life Alliance

TOP
ARBEITGEBER
DEUTSCHLAND '07
AWARDED BY crf.com
karriere

Sample & Assay Technologies
- 12 - QIAGEN/Digene  – Creating a Leader in MDx
Very High Committment to our Employees
.
Learning organization   - “Investing in you” program
Basic and advanced trainings
Leadership programs
Management campus and QIAGEN MBA
.
International careers
Working in global teams
Short- and mid-term
Expatriates program
.
Families and social activities
Sabatical programs
Kindergarten
Get-to-gethers
.
Competitive compensation
All employees are shareholder

Sample & Assay Technologies - 13 - QIAGEN/Digene – Creating a Leader in MDx Creating a Global Leader in Molecular Diagnostics Who is QIAGEN? What is our strategy? What do we do in Diagnostics?

Complex sample

High-Tech Device

Pure Analyte

DNA

Assay Technologies

Targe: Detected

Yes ☑

No ☐

Information

Sample & Assay Technologies - 14 - QIAGEN/Digene – Creating a Leader in MDx Providing Sample Preparation & Assay Technologies

Sample & Assay Technologies
- 15 - QIAGEN/Digene  – Creating a Leader in MDx
Mission: Leader in Sample and Assay Technologies
QIAGEN 2007
SAMPLE
TECHNOLOGIES
ASSAY
TECHNOLOGIES
.
Market and innovation leadership
Sample technologies
Assay technologies
.
Strong base in Academic Research
Setting standards
Source of new innovation
.
Focus area addresses rapid growth markets
Molecular diagnostics
Applied Testing
Pharma

Sample & Assay Technologies
- 16 - QIAGEN/Digene  – Creating a Leader in MDx
SAMPLE
TECHNOLOGIES
ASSAY
TECHNOLOGIES
Sample collection
Sample stabilization
Sample transport
Sample disruption
Targeted lysis
Target capture
Sample purification
Inhibitor removal/inactivation
Enrichment/deletion of target
Sample prep for crystallography
Sample prep for MALDI mass spec
Nucleic acid denaturation
Natural target amplification
In vitro target amplification
Whole genome amplification MDA
Methylation/Epigenetics
Quantitation methods
Separation of haploids
Quality control methods
etc.
Enzyme technologies
Chemical enhancements
Formulation
Enzyme activation/inhibition
Endpoint PCR
Real-time PCR
Mulitplex QIA-Plex
Fast-PCR
Isothermal amplification technologies
Assay design technologies
Primer selection
Probe selection
RNAi assays
Transfection
Rolling Circle Amplification RCAT
Signal amplification
Luminex
Assay acceleration chemistries
etc.
General and Supporting Technologies
Instrumentation
Software
Plastic
Manufacturing technologies
Packaging technologies
Microfluidic technologies
etc.
IP (12/05): 409 issued, 321 pending patents >500 under license
QIAGEN Technology and Innovation
Sample Assay
Technologies

Sample & Assay Technologies
- 17 - QIAGEN/Digene  – Creating a Leader in MDx
Disseminating Technologies Into Four Markets
Product and Technology Continuum
Academia
Life Science
Research
Applied
Testing
Molecular
Diagnostics
Pharma
Research &
Development
Sample Assay
SAMPLE
Technologies
ASSAY
Techologies

Sample & Assay Technologies
- 18 - QIAGEN/Digene  – Creating a Leader in MDx
Bringing Full Power To Our Customers
Globally aligned Sales and Marketing
Customer focused   – scaleable   – critical mass
One core = multiple channels
We are
Life Sciences
Sales
Pharma
Key Account Manager
Applied
Testing
Sales
Developer
MDx
Sales
SAMPLE
TECHNOLOGIES
ASSAY
TECHNOLOGIES
Diagnostic
Pharma
Biotech
Academia
Veterinary
Forensics
Food
Diagnostics
Sales
Specialists
AT
Sales
Developers
Pharma
KAMs
Life
Sciences
Sales
Life Sciences
Marketing
Manager
Pharma
Marketing
Manager
Applied Testing
Marketing
Manager
Diagnostic
Marketing
Manager
Customer
Sales
force
Marketing
force
Sample Assay

Pharma
25%
Applied
Testing
10%
Molecular
Diagnostics
25%
Life Sciences
Academia
40%

Sample & Assay Technologies
- 19 - QIAGEN/Digene  – Creating a Leader in MDx
MDx And Applied Testing Account For 35%
Revenue breakdown for segments
Focus provides strength - new markets drive growth
.
Focused core competency:
Sample and assay technologies
.
Four Markets:
Life Sciences Academia
Pharma Research & Development
Applied Testing
Forensics
Veterinary
Other
Molecular Diagnostics
SAMPLE
TECHNOLOGIES
ASSAY
TECHNOLOGIES
Sample Assay

Sample & Assay Technologies - 20 - QIAGEN/Digene – Creating a Leader in MDx Creating a Global Leader in Molecular Diagnostics Who is QIAGEN? What is our strategy? What do we do in Diagnostics?

Sample & Assay Technologies
- 21 - QIAGEN/Digene  – Creating a Leader in MDx
Molecular Diagnostics Growth Strategy
Multiple, Synergistic Channels – Focused Direct Sales Resources
Direct sales
OEM development
OEM sales
.
Direct Sales
Growing direct sales force > 150 - 160
(1)
Focus on pathogens
Market leader in developing countries
China – strong #2
.
OEM Products
Integrated solutions, CE and FDA
Assays, preanalytical, automation
> 15 Partners
Developing solutions for partners
(1) NA 23, EU 28, Rest Asia
Sample Assay
MDx

Sample & Assay Technologies
- 22 - QIAGEN/Digene  – Creating a Leader in MDx
QIAGEN Has Developed More Than 30 PCR Assays
Cytomegalovirus
Dengue virus
Epstein-Barr virus
Enterovirus
Hepatitis A virus
Hepatitis B virus
Human immunodefienciy virus-1
Herpex simplex virus
Influenzavirus
Influenzavirus H5 (Avian flu)
Orthopoxvirus
Parvovirus B19
SARS-Coronavirus
Varicella Zoster virus
West Nile virus
Bacillus antrhacis
Borrelia spec.
Campylobacter spec
Chlamydia trachomatis
Listeria monocytogeneses
Mycobacterium paratuberculosis
Mycobacterium tub. diff.
Mycobacterium
Mycoplaxma pneumoniae
Salmonella spec.
Viruses Bacteria
Parasites
Pharmacogenetics
DPD PCR kit
MTHFR PCR kit
TPMT PCR kit
Plasmodium spec
Representative but not complete list
Strength: Sensitivity and Specificity
Sample Assay
MDx

Sample & Assay Technologies
QIAGEN – Digene:   Creating a Leader in MDx, June 4, 2007 - 23 -
QIAplex: Novel and Innovative Multiplex Technology
Sample Assay
MDx
Syndrome
“Patient
Presentation”
Selected
qPCR Test
Confirmed
Pathogen ID
Potential
Pathogens
hMPV hMPV
Selection
of test for
one potential
pathogen
QIAplex
Panel
SARS
Avian
Flu
RSVA
RSVB
hMPV
PIVI
PIVII
Ent
Rhino
Coxsac
kie
SARS
Avian Flu
RSVA
RSVB
hMPV
PIVI
PIVII
Ent
Rhino
Coxsackie
Multiplexing: Screening Technology
qPCR: High resolution confirmation/quantification

Sample & Assay Technologies
- 24 - QIAGEN/Digene  – Creating a Leader in MDx
Tangible Opportunities for Future Growth Synergies
Significant Growth Synergies
Exciting near-term product synergies:
Multiplexing technologies for future genotyping
application
Sample preparation
Next-generation assay technologies
Assay breadth in woman’s health
Exciting other synergies include:
QIAGEN is key supplier to vaccine developers
Manufacturing capacity
Channel lends itself to many future assay
opportunities
FastHPV
platform in developing countries,
QIAGEN has channel
Next generation instrumentation
And many more to come…

Sample & Assay Technologies
- 25 - QIAGEN/Digene  – Creating a Leader in MDx
QIAGEN and Digene
15 year partnership in Molecular Diagnostics
>15 year partnership between QIAGEN and Digene
Digene products leverage QIAGEN sample and
assay technologies
Example: RapidCapture system
Core platform of Digene
FDA approved solution, used in HPV testing
Digene sole marketer
Next generation platform development programs
Partnership – Similar cultures – Focus - Excellence

Sample & Assay Technologies - 26 - QIAGEN/Digene – Creating a Leader in MDx QIAGEN and Digene - Direct Neighbors Germantown and Gaithersburg MD Companies are 5 minutes apart (2.8 miles)

Sample & Assay Technologies
- 27 - QIAGEN/Digene  – Creating a Leader in MDx
The Combination Creates Real Value For All
Market and technology leader in molecular diagnostics*)
over $350 million of molecular diagnostics revenue
Targeting > $800 million in total revenues in 2008
Unique technology and product portfolio
Fastest growing product portfolio; Most complete
technology portfolio
Absolute leader in key >$1 billion HPV segment
Most powerful sales and marketing channel to realize technology potential
Over 300 professionals in MDx marketing and sales
Over 1000 overall sales and marketing professionals
Excellent basis for future expansion and growth
Truly global sales and marketing presence
Leading technologies and R&D
World class capabilities and organization to ensure success
Compelling financial profile and value creation opportunity
Enhanced growth profile and combined profitability
QIAGEN’s Breadth and Platforms     +    Digene’s Content
*) Ex blood banks and viral load
VAL
UE

Sample & Assay Technologies
- 28 - QIAGEN/Digene  – Creating a Leader in MDx
The Combination Accelerates
QIAGEN’s Molecular Strategy
Digene’s highly focused strategy in MDx is a unique fit with QIAGEN
QIAGEN’s strategy: leadership in “Sample & Assay Technologies”
– in research, pharma, applied testing and MDx
Same target customers in MDx
Superb brands and reputations
HPV testing is fastest growing, large segment in MDx with over $1 billion market potential
Digene’s strong IP positions in HPV – over 70 subtypes
HPV bridges QIAGEN’s virology leadership into emerging,
fast growing oncology segment
Important HPV assay creates unique value for QIAGEN’s
platforms and assay breadth
.
Leading regulatory expertise – only FDA approved test for HPV
Great fit with QIAGEN’s emerging pipeline
.
Enhanced growth profile and combined profitability leads to
strong value creation
QIAGEN’s Breadth and Platforms     +    Digene’s Content

Sample & Assay Technologies
- 29 - QIAGEN/Digene  – Creating a Leader in MDx
The Combination Accelerates
Digene’s Development Goals
QIAGEN’s unparalleled sample and assay technology breadth
creates opportunities for future:
Adds key assay technologies such as multiplexing (QIAplex),
PCR, isothermal technologies
Adds key sample technologies such as DNA processing from
cervical swabs
QIAGEN’s broad assay portfolio offers new value for Digene’s customers and
Next generation platform programs
QIAGEN’s global sales strength accelerates rapid and global rollout
Digene can take advantage of QIAGEN’s operations and infrastructure which are needed for next phase of growth
QIAGEN’s Breadth and Platforms  +   Digene’s Content

Sample & Assay Technologies
- 30 - QIAGEN/Digene  – Creating a Leader in MDx
World-Class Capabilities & Organization Ensure Success
Great breadth and depth of management team
Strong leaders from both companies
Leading expertise in molecular diagnostics and life
sciences
Strong foundation for collaboration built upon 15-year
partnership
Similar cultures and strong working relationship
Strong synergies – growth allows retention of talent base
Integration plan well-developed
12 month process, clear timelines
Mirrored teams
Being neighbors a big advantage
Maryland: headquarters of MDx business
QIAGEN has proven track record in very successfully
integrating – 12 companies in last 3 years.
We are
Huge Growth Potential - Increasing Awareness

Sample & Assay Technologies

For Internal Use Only
Four Phases to an effective Integration of Digene
Phase 0
Pre-Process
planning
Phase 2
Detailed planning &
decision making
Phase 3
Implementation &
execution
Phase 1
Issue identification
and action planning
Appoint and launch
integration teams
Communicate
Stabilize the business
Establish resource
baselines for both
companies
Identify key integration
issues and areas for
synergy realization
Communication
Identify integration
opportunities
Develop/decide on future
business structure
Validate plans in detail
Initiate execution of short
term actions
Return first units to
“business-as-usual”
Finalize Budget 2008
Communicate
Resolve open issues
Implementing decisions
Monitor target achievement
Manage as single company
Communicate
Define integration process
and timeline
Define integration approach
& responsibilities
Plan, plan, plan
Agree on integration
resources, project teams,
charter & external support
Develop organizational and
core operating model
Determine targets
Communication
“Pre-closing”
“Plan
Budget 2008”
"Achievements"
“Pre-annoucement/
Pre-closing”
Day of public
announcement
Ca. September 2007 December 2007 June 2008

Sample & Assay Technologies
- 32 - QIAGEN/Digene  – Creating a Leader in MDx
Integration should be accomplished in 6 – 12 months
10
20
30
40
50
10
20
30
40
50
Load dependent
on requirements
Handover
Resources
FTE
Integration
Accomplished
Line function
Take over responsibilities
Jul Jun May
Mar
Apr
Jan Feb May Jun Jul
Oct Nov Aug Sep Dec
Aug Sep
Apr
Line function responsible Integration Project
Functional project
In transition
Announcement
3. June
Closing
Announce-
ment
Pre-
Planing
Closing New
Budget 2008
Pre-
Closing
Post-
Closing
Implementation

Sample & Assay Technologies
- 33 - QIAGEN/Digene  – Creating a Leader in MDx
Project Structure for Integration
Special Projects Functional Projects Business Projects
Responsible for the bulk of
the integration
Made up from representatives
of the different functions of
both companies
Develop guide-lines to ensure
consistency around the world
Responsible for planning and
tracking the overall process
Help to identify and resolve
emerging issues
Responsible for leading the
integration process
Divestments &
Acquisition
New mission &
Steering principles
Locations / Property
Brand management
HR
IT
Manufacturing
R&D
Regulatory
Administration
Marketing Asia
Marketing Europe
Marketing USA,
Americas
Global Product
Management
Distributor
Sales Europe
Sales Asia
Sales USA,
Americas
Integration office Communication .
Doug Liu Joe Slattery
Doug White            Thomas Schweins
Project Team
Steering Committee
Peer Schatz      Daryl Faulkner

Sample & Assay Technologies
- 34 - QIAGEN/Digene  – Creating a Leader in MDx
Doug Liu – VP Global Operations – QIAGEN
Douglas Liu
VP Global Operations
Doug Liu joined QIAGEN in 2005
MBA from Boston University
Science degree from the University of Illinois
Multifunctional background in diagnostic Industry
Operations
Strategic planning and
R&D
.
20 years track record of success in Molecular diagnostics
Bayer Operation Head - Nucleic Acid Diagnostics
Bayer Strategic Planning and Consulting
Abbott Diagnostics
Chiron Diagnostics

Sample & Assay Technologies
- 35 - QIAGEN/Digene  – Creating a Leader in MDx
Doug White – SVP Sales & Marketing  – Digene
Douglas White
SVP Sales & Marketing
Americas and Asia Pacific
.
Doug White joined Digene in 2003
Started as VP Sales & Marketing North America
Oversees commercial operations incl. Sales,
Marketing Service and Support
Americas and Asia Pacific
.
20 years of sales & marketing experience in health care
.
10 years track record of success in Molecular diagnostics
SVP Global Marketing at Roche Molecular Systems
VP Sales & Marketing at Bayer
Vice President of US Marketing at Chiron
Abbott Diagnostics

Sample & Assay Technologies
- 36 - QIAGEN/Digene  – Creating a Leader in MDx
Joseph P. Slattery
Chief Financial Officer and
Senior Vice President
.
Joe Slattery joined Digene in 1996
Corporation’s finance, accounting,
investor relations, treasury, information systems
program management operations
Mr. Slattery was appointed Chief Financial Officer Oct 2006.
.
Prior to Digene, Joe worked in public accounting
KPMG
Peat Marwick
Ernst & Young LLP
.
He received a B.S. in accounting from Bentley College
and is a certified public accountant.
Joe Slattery   – Chief Financial Officer Digene

Sample & Assay Technologies
- 37 - QIAGEN/Digene  – Creating a Leader in MDx
Thomas Schweins
VP Marketing & Strategy
Thomas Schweins  – VP Marketing & Strategy QIAGEN
.
Thomas Schweins joined QIAGEN in 2004
Biochemistry, University Hannover
Business Adminstration, USC Los Angeles
PhD, Max Planck Institute, Heidelberg
.
Multifunctional background in Life Science Industry
Strategy and Strategic Planning
Marketing
R&D
Post-Merger-Integration
.
15 years track record of success in Life Sciences
Senior Manager Boston Consulting Group
Senior Project Manager Aventis
Technology & Business Dev Manager Hoechst

Sample & Assay Technologies QIAGEN – Digene: Creating a Leader in MDx, June 4, 2007 - 38 - Questions and Answers If you have further questions: Call +240-686 7362 E-mail Merger@qiagen.com

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of QIAGEN’s products, the timing of the completion of the transaction between QIAGEN and Digene, the anticipated benefits of the business combination transaction involving QIAGEN and Digene, including future financial and operating results, the expected financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. QIAGEN and Digene caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. The combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.

Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.